

September 16, 2013

Via E-mail
Daniel Bates
Chief Executive Officer
Windaus Global Energy, Inc.
819 Buckeye Street
North Vernon, Indiana 47265

> **Re:** **Windaus Global Energy, Inc.**
> **(f/k/a Blue Star Entertainment Technologies, Inc.).**
> **Amendment No. 1 to Form 8-K**
> **Filed August 16, 2013**
> **File No. 000-54360**

Dear Mr. Bates:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement

1. Please revise to explain the relationship, if any, of the company and Windstream Technologies, Inc. and its affiliates, including Mr. Bates, prior to the transaction. Refer to 1.01(a)(1) of Form 8-K.

2. Please supplement your disclosure in this section to explain how the consideration was determined and when negotiations began between the company and Windaus Global Energy, Inc.. Refer to 1.01(a)(2) of Form 8-K.

3. Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

Item 2.01 Completion of Acquisition or Disposition of Assets

General

4.   Please revise to fully describe the terms of the convertible promissory notes. Please also discuss describe in greater the detail the company's use of the debt any affiliation between the debt holders and the company.

5.   Please revise to discuss your consulting services arrangement in greater detail, including the scope of services and the parties with whom you have entered into this arrangement. Please also tell us why you have not filed such arrangements with your 8-K. We may have further comment.

Business of Windstream

Overview

6.   Please explain what you mean by "urban setting" regarding your targeting sector.

7.   Also, explain the "return of investment" that you anticipate that customers will experience and explain what constitutes "low wind environments."

Pricing

8.   We note that your product has undergone adjustments over the course of each respective life cycle. Revise to clarify if this applies to both the TurboMills and SolarMills products and further explain the changes in each phase.

Suppliers/Manufacturers

9.   We note that you expect to capitalize on efficiencies through the use of certain tooling and supply facilities. Pleases supplement your disclosure in this section to identify and discuss relationships, if any, that the company has with any of such facilities.

The Wind Energy Industry

10.   Please provide us with support for all quantitative and qualitative business and industry data used in this section, including, but not limited to, reports prepared by the World Wind Energy Association and American Wind Energy Association as well as general market research regarding the use and availability of wind power and current energy consumption. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

Government Initiatives/ Regulation

11.   We note your discussion in this section of initiatives in place to encourage the
        development and use of renewable energy sources. Please revise your disclosure in these
        sections to describe in greater detail <u>all</u> specific existing state-level laws and regulations,
        if any, that currently govern your business and may have a significant impact on your
        business going forward.

Sales, Marketing, and Distribution

12.   We note your references in this section to targeted consumers/applications. Please note
        that it is generally inappropriate to include pictures that are not representative of your
        current services. Please revise or advise.

13.   We note that the company has entered into several initial distribution arrangements. In
        this section, revise to discuss whether these agreements are in writing, the main terms of
        such arrangements and consider whether such agreement must be filed as material
        agreements. With respect to your current arrangements, explain your ongoing
        obligations/responsibilities. Are your products self-sustaining or do you provide
        maintenance for the units? Please note that this comment applies to agreements that you
        currently have entered into in each of your targeted markets. We may have further
        comment.

Military/Government

14.   We note that you have installed one of your products at a National Guard Training
        Facility in New Jersey. Please discuss this arrangement in greater detail and explain if
        you have any written agreement in place for additional installations.

Intellectual Property

15.   Revise to explain the status of your patent in greater detail, including a more enhanced
        discussion of what portions of your design and/or functionality, if any, are specifically
        protected under the patent. Please also update future amendments to discuss the status of
        your pending applications.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

Results of Operations for The Three Months Ended March 31, 2013 and 2012

16.   Please clarify whether sales are expected to continue to grow at a similar rate for the
        foreseeable future. Consider including discussion of your current sales pipeline.

17.   Please expand your discussion of operating expenses to identify the different components that make up these expenses and discuss how you are able to scale back operating costs as operations increase.

Liquidity and Capital Resources

18.   Please also supplement your disclosure in this section with an expanded discussion of anticipated cash uses for the next fiscal year, correlating your cash needs with the specific costs to be incurred.

19.   Explain what you mean by your anticipated "burn rate" with respect to your capital sources.

20.   Your disclosure indicates that you will require additional funding to meet your working capital needs over the next twelve months. Please expand your disclosure to discuss how you intend to obtain such funding (e.g. debt or equity financing) and discuss any progress you've made toward securing that funding..

Post-Closing Principal Stockholders

21.   Please revise to include the shares of your common stock issuable pursuant to your convertible debt obligations.

Item 3.02 Unregistered Sales of Equity Securities

22.   With respect to the shares issued in connection with your consulting arrangement, explain how you determined the amount of shares and the specific services received as consideration for your stock.

Item 4.01 Changes in Registrant's Certifying Accountant

23.   Your disclosure indicates that you will file a copy of Weinberg's letter by an amendment to this 8-K. Please tell us what communications you have had with Weinberg concerning when you expect to receive such letter.

24.   Your disclosure indicates that you did not consult with Malone Bailey during the fiscal year ended December 31, 2012 and the subsequent interim period. Please revise your disclosure to comply with Item 304(a)(2) of Regulation S-K, which requires the disclosure of consultations during the two most recent fiscal years and the subsequent interim period.

Item 5.03 Change in Fiscal Year, page 19

25.   Please revise to disclose the form on which the report covering the transition period will be filed.

Exhibit 99.2 Financial Statements of Windstream Technologies, Inc.

26. We note that you have included unaudited financial statements as of March 31, 2013. Given that your Form 8-K/A was filed on August 16, 2013; please tell us why you did not include unaudited financial statements as of June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief